UBS Relationship Funds
10f-3


Fund:  UBS U.S. Small Cap Equity Relationship Fund

Issuer: Aeropostale, Inc.

The issuer has been in continuous operation for 3.75 years (since 8/3/98).

Yes, offering is registered under the U.S. Securities Act of 1933.

Yes, it is a firm commitment underwriting.

Underwriters (and underwriters from whom purchased):
Bear Stearns, Merrill Lynch, Banc of America, U.S. Bancorp and Wachovia

Offering commenced on May 16, 2002.
Date of purchase was May 16, 2002.

Aggreagat total to be bought was 9,100 shares.
Total amount of offering was 12,500,000 shares.
Percentage of offering being purchased was 0.07287.

Initial public offering price was $18.
Per share purchase price was $18.

Commission was 4.22% or $6,916.

Approved by Wilfred Talbot dated 5/30/02.